Filed by Ashland Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rules 14a-6 and 14a-12(b)

of the Securities Exchange Act of 1934

Subject company:

Ashland Global Holdings Inc.

Commission File No. 333-211719

Filed by Ashland Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rules 14a-6 and 14a-12(b)

of the Securities Exchange Act of 1934

Subject company:

Ashland Global Holdings Inc.

Commission File No. 333-211719

Ashland Inc.

Summary and Recent Performance

Second-Quarter Fiscal 2016

® Registered trademark, Ashland or its subsidiaries, registered in various countries

™ Trademark, Ashland or its subsidiaries, registered in various countries

Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Ashland has identified some of these forward-looking statements with words such as “anticipates,” “believes,” “expects,” “estimates,” “is likely,” “predicts,” “projects,” “forecasts,” “objectives,” “may,” “will,” “should,” “plans” and “intends” and the negative of these words or other comparable terminology. These forward-looking statements include statements relating to status of the separation process, theplan to pursue an IPO of up to 20 percent of the common stock of Valvoline and the expected completion of the separation through the subsequent distribution of Valvoline common stock, the expected timing of filing of a registration statement for the registration of common stock of Valvoline in the IPO, the anticipated timing of completion of the planned IPO and subsequent distribution of the remaining Valvoline common stock, and Ashland’s and Valvoline’s expected ratings profiles, capital structures, future financial flexibility and ability to pursue their long-term strategies. In addition, Ashland may from time to time make forward-looking statements in its annual report, quarterly reports and other filings with the Securities and Exchange Commission (SEC), news releases and other written and oral communications. These forward-looking statements are based on Ashland’s expectations and assumptions, as of the date such statements are made, regarding Ashland’s future operating performance and financial condition, including the proposed separation of its specialty chemicals and Valvoline businesses, the proposed IPO of its Valvoline business, the expected timetable for completing the IPO and the separation, the future financial and operating performance of each company, strategic and competitive advantages of each company, the leadership of each company, and future opportunities for each company, as well as the economy and other future events or circumstances. Ashland’s expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw-material cost increases through price increases), and risks and uncertainties associated with the following: the possibility that the proposed IPO or separation will not be consummated within the anticipated time period or at all, including as the result of regulatory, market or other factors; the potential for disruption to Ashland’s business in connection with the proposed IPO or separation; the potential that the new Ashland and Valvoline do not realizeall of the expected benefits of the proposed IPO or separation or obtain the expected credit ratings following the proposed IPO or separation; Ashland’s substantial indebtedness (including the possibility that such indebtedness and related restrictive covenants may adversely affect Ashland’s future cash flows, results of operations, financial condition and its ability to repay debt); the impact of acquisitions and/or divestitures Ashland has made or may make (including the possibility that Ashland may not realize the anticipated benefits from such transactions); Ashland’s ability to generate sufficientcash to finance its stock repurchase plans; severe weather, natural disasters, and legal proceedings and claims (including environmental and asbestos matters). Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements, including, without limitation, risks and uncertainties affecting Ashland that are described in its most recent Form 10-K (including Item 1A Risk Factors) filed with the SEC, which is available on Ashland’s website at http://investor.ashland.com or on the SEC’s website at http://www.sec.gov. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Unless legally required, Ashland undertakes no obligation to update any forward-looking statements made in this presentation whether as a result of new information, future events or otherwise. This presentation does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

Regulation G: Adjusted Results

The information presented herein regarding certain unaudited adjusted results does not conform to generally accepted accounting principles in the United States (U.S. GAAP) and should not be construed as an alternative to the reported results determined in accordance with U.S. GAAP. Ashland has included this non-GAAP information to assist in understanding the operating performance of the company and its reportable segments. The non-GAAP information provided may not be consistent with the methodologies used by other companies. All non-GAAP information related to previous Ashland filings with the SEC has been reconciled with reported U.S. GAAP results.

Non-solicitation

A registration statement relating to the securities of Ashland Global Holdings Inc. has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy these securities be accepted before the time the registration statement becomes effective. This presentation shall not constitute an offer to sell or a solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

Additional Information and Where to Find It

In connection with the reorganization, Ashland filed with the SEC the Ashland Global Holdings Inc. registration statement (the “Ashland Global Registration Statement”) that includes a proxy statement of Ashland Inc. that also constitutes a prospectus of Ashland Global Holdings Inc. (which Ashland Global Registration Statement has not yet been declared effective). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT ASHLAND INC., ASHLAND GLOBAL HOLDINGS INC. AND THE REORGANIZATION. A definitive proxy statement will be sent to shareholders of Ashland Inc. seeking approval of the reorganization after the Ashland Global Registration Statement is declared effective. The proxy statement/prospectus and other documents relating to the reorganization can be obtained free of charge from the SEC website at www.sec.gov.

Participants in Solicitation

This presentation is not a solicitation of a proxy from any investor or shareholder. However, Ashland Inc., Ashland Global Holdings Inc. and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the reorganization under the rules of the SEC. Information regarding Ashland Inc.’s directors and executive officers may be found in its definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on December 4, 2015 and in the proxy statement/prospectus included in the Ashland Global Registration Statement. Information regarding Ashland Global Holdings Inc.’s directors and executive officers may be found in the proxy statement/prospectus included in the Ashland Global Registration Statement. These documents can be obtained free of charge from the SEC.

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Our History

Acquired

( Zeta Fraction™)

(Adhesives)

Ashland Distribution Elastomers

Exited Ashland Paving and Water

entered JV exited JV Construction exited JV Technologies

$13.4B $5.4B

Valvoline 8%

Chemicals & 26% 1995 adjusted 2015 adjusted 37% Valvoline

Distribution EBITDA margin EBITDA margin

Other ~5% 21% Specialty

66% 63%

products Chemicals

1995 Revenues 2015 Revenues

We are a different, more profitable business today than at

the start of our transformation

Strategic Decisions Have Dramatically Expanded EBITDA Margin1

Divested Water

Tech. (July 2014)

& Global 20.8%

Restructuring

Acquired ISP 17.6%

August 2011 16.6% 15.9%

Divested Distribution

March 2011 12.6%

Acquired Hercules 9.7%

November 2008 9.0%

3.9% 4.5% 4.3%

2006 2007 2008 2009 2010 2011 2012 2013 2014 2015

1 2006 through 2015 EBITDA margins as reported in the fiscal year noted and not adjusted for future transactions. EBITDA presented herein has been adjusted for certain key items.

Baseline Historical Performance1

($ in millions)

$1,197

$1,070 $1,078 $1,119

$955

$850

$750 20.8%

18.5% 17.6% 17.6%

16.5% 16.7% 15.7%

2009 2010 2011 2012 2013 2014 2015

EBITDA EBITDA %

Strategic actions have led to stable and growing margins

1 See appendix for reconciliation to amounts reported under GAAP for applicable periods.

Corporate Profile

Sales1—$5.1 Billion

By business unit By geography

Ashland

Specialty Europe

Ingredients Performance Ashland North 24%

42%

Materials America2

20% 53%

Asia Pacific

Valvoline Latin 16%

38% America/

Other—7%

1 For 12 months ended March 31, 2016.

2 Ashland includes only U.S. and Canada in its North America designation.

Corporate Profile

Adjusted EBITDA1—$1.1 Billion

Ashland

Performance

Materials

12%

Ashland

Specialty Valvoline

Ingredients 41%

47%

NYSE Ticker Symbol: ASH

Total Employees: ~11,000

Outside North America ~30%

Number of Countries More

in Which Ashland

Has Sales: than 100

1 For 12 months ended March 31, 2016. See Appendix D for reconciliation to amounts reported under GAAP.

Fiscal Second Quarter 2016
Highlights[1]



($, Millions)
Sales
Adj. EBITDA margin
$1,600
$1,200
$800
$400
$0
30%
20%
10%
0%
$1,350
22.3%
$1,163
21.2%
$1,247
22.0%
Q2 2015
Q1 2016
Q2 2016

Adj. EPS	$2.03	$1.41	$1.83



Factors affecting year-over-year EBITDA
($, Millions)
301
4
(7)
(15)
283
(2)
(7)
274
Q2 2015
Vol/ Mix
Margin
SG&A
Underlying Performance of the business
FX
Acq/Div Other[2]
Q2 2016

- Reported earnings from continuing operations of $1.38 per diluted share
- Adjusted earnings declined 10% to $1.83 vs. $2.03 per diluted share in prior year
- Adjusted EBITDA of $274 million vs. $301 million in prior year
  - As expected, headwinds from currency, energy end market and divestitures began to abate and represented an approximate $7 million headwind
- Completed the $500 million accelerated share repurchase (ASR) agreement that was announced in November
  - Repurchased a total of ~5 million shares at an average volume-weighted price of ~$99 per share
  - No current plans to pursue additional share repurchases

[1] Ashland's earnings releases dated April 26, 2016, and January 25, 2016, available on Ashland's website at http://investor.ashland.com, reconcile adjusted amounts to amounts reported under GAAP.
[2] Acquisitions include OCH International, Inc. Divestitures includes biocides, redispersible powders (RDP) and Valvoline car care product lines exited during prior four quarters.

10

ASHLAND.

Adjusted Results Summary[1]

($ in millions)	Fiscal Second Quarter Three months ended Mar. 31, 2016	2015	Change	Three months ended Dec. 31, 2015	Change
Sales	$ 1,247	$ 1,350	(8) %	$ 1,163	7 %
Gross profit as a percent of sales	34.9 %	33.1 %	180 bp	33.4 %	150 bp
Selling, general and admin./R&D costs	$ 248	$ 239	4 %	$ 233	6 %
Operating income	$ 193	$ 218	(11) %	$ 164	18 %
Operating income as a percent of sales	15.5 %	16.1 %	(60) bp	14.1 %	140 bp
Depreciation and amortization	$ 83	$ 83	- %	$ 81	2 %
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 274	$ 301	(9) %	$ 247	11 %
EBITDA as a percent of sales	22.0 %	22.3 %	(30) bp	21.2 %	80 bp

- As expected, headwinds are receding; currency, energy end markets and divestitures[2] were ~$60 million headwind to sales
- Favorable business mix and margins offset by increased investment in digital technology and promotions at Valvoline

[1] Ashland's earnings releases dated April 26, 2016, and January 25, 2016, available on Ashland's website at http://investor.ashland.com, reconcile adjusted amounts to amounts reported under GAAP.

[2] Divestitures includes biocides, redispersible powders (RDP) and Valvoline car care product line exited during prior four quarters.

11

ASHLAND.

Ashland Specialty Ingredients: A global leader of

cellulose ethers, vinyl pyrrolidones and biofunctionals

Sales Sales Sales

by Market2 by Product by Geography

Coatings Asia

15% Adhesive PVP19% Pacific

16% Europe

Pharma 32% 19%

16%

Cellulosics Vinyl Ethers 6%

Personal Care 38% Other3 North America

26% 14% 38%

For 12 Months Ended March 31, 2016 Sales: $2.1 billion Adjusted EBITDA: $487 million1 Adjusted EBITDA Margin: 22.9%1

1 See Appendix D for reconciliation to amounts reported under GAAP.

2 Within the Sales by Market chart above, Industrial Specialties are presented in orange and Consumer Specialties are presented in blue.

3 Includes Biocides’ sales only through July 1, 2015.

Ashland Specialty Ingredients

Adjusted Results Summary1

($ in millions) Fiscal Second Quarter Three months ended

Three months ended Mar. 31, Dec. 31,

2016 2015 Change 2015 Change

Metric tons sold (in thousands)—Actives basis 77.3 82.7 (7) % 68.7 13%

Sales $ 529 $ 583 (9) % $ 476 11%

Gross profit as a percent of sales 35.1% 34.8% 30 bp 32.1% 300 bp

Selling, general and admin./R&D costs $ 117 $ 120 (3) % $ 118 (1) %

Operating income $ 67 $ 83 (19) % $ 35 91%

Operating income as a percent of sales 12.7% 14.2% (150) bp 7.4% 530 bp

Depreciation and amortization $ 60 $ 59 2% $ 59 2%

Earnings before interest, taxes, depreciation

and amortization (EBITDA) $ 127 $ 142 (11) % $ 94 35%

EBITDA as a percent of sales 24.0% 24.4% (40) bp 19.7% 430 bp

? Volume and share gains in numerous core growth end markets? Developed markets remain strong, offset by weaker emerging regions? Business trends improved throughout the course of the quarter

1 Ashland’s earnings releases dated April 26, 2016, and January 25, 2016, available on Ashland’s website at http://investor.ashland.com, reconcile adjusted amounts to amounts reported under GAAP.

Ashland Performance Materials

Global leader in unsaturated polyester resins and vinyl ester resins

Sales Sales Sales

by Market by Product by Geography

Other

Process Europe

Industries Intermediates/ 39%

Marine 15% Solvents 29%

15%

Composites

71% North America

Construction: 41% Latin

Industrial America/

Other

30% 6%

For 12 Months Ended March 31, 2016 Sales: $1.0 billion EBITDA: $130 million1 EBITDA Margin: 12.9%1

1 See Appendix D for reconciliation to amounts reported under GAAP.

2 PU/TPU stands for Polyurethane and Thermoplastic Polyurethane.

Ashland Performance Materials

Adjusted Results Summary1

Strong volumes in Europe led by residential construction applications? Volume and pricing pressure in other regions of the world? As expected, weak volumes and margins within I&S

1 Ashland’s earnings releases dated April 26, 2016, and January 25, 2016, available on Ashland’s website at http://investor.ashland.com, reconcile adjusted amounts to amounts reported under GAAP.

($ in millions)

Fiscal

Second Quarter

Three months ended

Three months ended Mar. 31,

Dec. 31,

2016

2015

Change

2015

Change

Metric tons sold (in thousands)

116.3

118.3(2)%

106.2

10%

Sales

$239

$286(16)%

$2313%

Gross profit as a percent of sales

20.6%

22.7%

(210)bp

22.1%

(150)bp

Selling, general and admin./R&D costs

$31

$35(11)%

$303%

Operating income

$20

$30(33)%

$24(17)%

Operating income as a percent of sales

8.4%

10.5%

(210)bp

10.4%

(200)bp

Depreciation and amortization

$13

$14(7)%

$13

—  %

Earnings before interest, taxes, depreciationand amortization (EBITDA)

$33

$44(25)%

$37(11)%

EBITDA as a percent of sales

13.8%

15.4%

(160)bp

16.0%

(220)bp

Valvoline: A leading worldwide producer and distributor of premium-branded lubricants and automotive chemicals

Sales Sales International Sales

by Market by Product by Region2

DIFM: Australia

Valvoline Valvoline 21%

Instant Oil

Change4 International

21% 29% Lubricant4

88% Asia Pacific

DIFM: Installer Antifreeze ex Australia

Channel Do-It- 4% 38%

Europe

21% Yourself Filters 23%

3%

29%

For 12 Months Ended March 31, 2016 Sales: $1.9 billion EBITDA: $429 million1 EBITDA Margin: 22.2%1

1 See Appendix D for reconciliation to amounts reported under GAAP.

2 Includes nonconsolidated joint ventures.

3 Includes car care products’ sales only through June 30, 2015.

4 Includes Oil Can Henry’s sales starting February 1, 2016.

Valvoline

Results Summary1

($ in millions) Fiscal Second Quarter Three months ended

Three months ended Mar. 31, Dec. 31,

2016 2015 Change 2015 Change

Lubricant gallons (in millions) 43.7 40.5 8% 40.4 8%

Sales $ 479 $ 481 (0) % $ 456 5%

Gross profit as a percent of sales 40.0% 36.1% 390 bp 38.3% 170 bp

Selling, general and admin./R&D costs $ 92 $ 84 10% $ 88 5%

Operating income $ 105 $ 96 9% $ 92 14%

Operating income as a percent of sales 21.9% 20.0% 190 bp 20.2% 170 bp

Depreciation and amortization $ 10 $ 10 — % $ 9 11%

Earnings before interest, taxes, depreciation

and amortization (EBITDA) $ 115 $ 106 8% $ 101 14%

EBITDA as a percent of sales 24.0% 22.0% 200 bp 22.1% 190 bp

? Continued execution against strategic objectives leading to the tenth consecutive quarter of year-over-year earnings growth? Successfully closed Oil Can Henry’s acquisition on February 1st, adding 89 quick lube locations in the US Pacific Northwest

1 Ashland’s earnings releases dated April 26, 2016, and January 25, 2016, available on Ashland’s website at http://investor.ashland.com, reconcile adjusted amounts to amounts reported under GAAP.

Fiscal Second Quarter 2016

Corporate Items

Adjusted corporate operating income of $1 million

Net interest expense of $43 million

? FY 2016 expectation of approximately $170-$180 million

Adjusted effective tax rate of 22%

? FY 2016 expectation at the upper end of the 24%-26% range

Trade Working Capital1 for the quarter was 19.5% of sales

Capital expenditures totaled $50 million

? FY 2016 expectation remains $320-340 million

Free cash flow2 generation of $134 million

? FY 2016 expectation remains $325-$350 million

1 Trade Working Capital defined as trade accounts receivables plus inventories minus trade accounts payables; calculated on a 13-month rolling basis.

2 Definition of free cash flow: operating cash less capital expenditures and other items Ashland has deemed non-operational.

Corporate Actions to Create Value

Fiscal Year 2015

Actions Ashland has taken to improve risk profile, increase earnings, and enhance free cash flow….

?Extended debt maturities at lower interest rate

? Executed $1.1 billion five-year term loan? Tendered and called March 2016 bonds? Swapped bonds with unsecured bank debt

?Reduced U.S. pension risk

? Contributed $500 million of cash into U.S. qualified pension plans? Reduces expected required cash contributions in future years

?Concluded significant asbestos insurance settlement

….have created value for shareholders.

Appendix A: Bridges Volume Trends Liquidity and Net Debt

Ashland Q2 FY 2015 vs. Q2 FY 2016

Revenue Bridge

($ millions)

1%

1,350 -5% -2% -1% -1% 1,247

Q2 2015 Volume Price Currency Acq/Div/ Energy Q2 2016

Other1

Headwinds from currency, energy markets and divestitures represented

~$60 million headwind to overall sales

Raw material pass through was primary driver to lower overall pricing

1 Acquisitions include OCH International, Inc. Divestitures includes biocides, redispersible powders (RDP) and Valvoline car care product lines exited during prior four quarters.

Ashland Q2 FY 2015 vs. Q2 FY 2016

Adjusted EBITDA Bridge

($ millions)

4

301 (7) (15) (2) (7) 274

Q2 2015 Volume/ Margin SG&A Currency Other Q2 2016

Mix Expenses Translation

Gains in volume / mix led by strong Valvoline results Foreign currency headwinds receded to $2 million

Ashland Specialty Ingredients

Adjusted EBITDA Bridge

($ millions) Q2 FY 2015 versus Q2 FY 2016

1

142 (12) (1) (1) (2) 127

Q2 2015 Volume/ Margin SG&A Currency Other Q2 2016

Mix Expenses Translation

Energy end market represents $4 million of Volume/Mix

Divestitures and exited product lines (biocides and RDP) included in the Other category; currency, driven by Euro, was a $1 million headwind

Ashland Performance Materials

Adjusted EBITDA Bridge

($ millions) Q2 FY 2015 versus Q2 FY 2016

0

44 3 0 1

(15) 33

Q2 2015 Volume/ Margin SG&A Currency Other Q2 2016

Mix Expenses Translation

I&S pricing accounts for the majority of margin impact Composites volumes soft but margins better than expected

Planned Marl BDO shutdown negatively impacted margin by ~$2 million

Valvoline

Adjusted EBITDA Bridge

($ millions) Q2 FY 2015 versus Q2 FY 2016

16 5 0

106 (11) (1) 115

Q2 2015 Volume/ Margin SG&A Currency Other Q2 2016

Mix Expenses Translation

Strong DIY and VIOC results, lower input costs, disciplined margin management and good volume/mix key to EBITDA growth Investments in promotions and advertising, digital technology and employee costs led to SG&A growth

Normalized Volume Trends1

110%

Rolling Four

Quarters

105%

100%

95%

90%

Specialty Ingredients Performance Materials Valvoline

85%

Mar ‘14 Jun ‘14 Sept ‘14 Dec ‘14 Mar ‘15 Jun ‘15 Sept ‘15 Dec ‘15 Mar ‘16

Period Ended

1 Excludes volumes associated with divestitures of elastomers and biocides and exited redispersible powders (RDP) product line for all periods. Includes volumes associated with OCH International, Inc.

ASI and APM reflect realignment of adhesives and intermediates and solvents for all periods.

Liquidity and Net Debt

($ in millions)

Liquidity		At Mar 31, 2016
Cash	$	1,136
Available revolver and A/R facility capacity		654
Liquidity	$	1,790

Debt	Expiration	Interest Rate	Moody's	S&P		At Mar 31, 2016
4.750% senior notes, par $1,125 million	08/2022	4.750%	Ba1	BB	$	1,121
Term Loan A	06/2020[1]	L+175	Ba1	BB		1,059
3.875% senior notes, par $700 million	04/2018	3.875%	Ba1	BB		700
6.875% senior notes, par $375 million	05/2043	6.875%	Ba1	BB		376
A/R facility drawn[2]	03/2017	L+65				120
6.5% debentures, par $282 million	06/2029	6.50%	Ba2	B+		138
Revolver drawn[3]	06/2020	L+175	Ba1	BB		550
Other debt		Various				13
Total debt			Ba1/ Stable	BB/ Negative	$	4,077
Cash					$	1,136
Net debt (cash)					$	2,941

[1] The Term Loan has an amortizing principal, starting in 2015, with complete repayment in 2020.
[2] AR securitization facility with maximum borrowing capacity of $250 million; Mar 31 capacity of $199 million
[3] $1.2 billion facility, including ~$75 million used for letters of credit

Scheduled Debt Repayments by Fiscal Year



$611
$180
$810
$143
$715
$1,125
$666
FY '16
FY '17
FY '18
FY '19
FY '20
FY '21
FY '22
FY '23
FY '24 and after

27

ASHLAND.

Appendix B:

Non-GAAP Reconciliations

Ashland Inc. and Consolidated Subsidiaries

Reconciliation of Non-GAAP Data

for 12 Months Ended March 31, 2016

($ millions, except percentages)

Sales1 Q2 16 Q1 16 Q4 15 Q3 15 Total

Specialty Ingredients 529 476 540 579 2,124

Performance Materials 239 231 256 278 1,004

Valvoline 479 456 484 510 1,929

Total 1,247 1,163 1,280 1,367 5,057

Adjusted

EBITDA

Adjusted EBITDA1 Q2 16 Q1 16 Q4 15 Q3 15 Total Margin

Specialty Ingredients 127 94 129 137 487 22.9%

Performance Materials 33 37 33 27 130 12.9%

Valvoline 115 101 97 116 429 22.2%

Unallocated (1) 15 6 10 30

Total 274 247 265 290 1,076

1 Quarterly totals may not sum to actual results due to quarterly rounding conventions. Calculation of adjusted EBITDA for each quarter has been reconciled within certain financial filings with the SEC and posted on Ashland’s website for each reportable segment.

Ashland Inc. and Consolidated Subsidiaries

Reconciliation of Non-GAAP Data

for 12 Months Ended September 30, 2015

($ millions, except percentages)

Sales1 Q4 15 Q3 15 Q2 15 Q1 15 Total

Specialty Ingredients 540 579 583 561 2,263

Performance Materials 256 278 286 338 1,157

Valvoline 484 510 481 492 1,967

Total 1,280 1,367 1,350 1,391 5,387

Adjusted

EBITDA

Adjusted EBITDA1 Q4 15 Q3 15 Q2 15 Q1 15 Total Margin

Specialty Ingredients 129 137 142 119 527 23.3%

Performance Materials 33 27 44 42 146 12.6%

Valvoline 97 116 106 92 411 20.9%

Unallocated 6 10 9 9 35

Total 265 290 301 262 1,119

1 Quarterly totals may not sum to actual results due to quarterly rounding conventions. Calculation of adjusted EBITDA for each quarter has been reconciled within certain financial filings with the SEC and posted on Ashland’s website for each reportable segment.

Ashland Inc. and Consolidated Subsidiaries

Reconciliation of Non-GAAP Data

for 12 Months Ended September 30, 2014

($ millions, except percentages)

Sales1 Q4 14 Q3 14 Q2 14 Q1 14 Total

Specialty Ingredients 635 653 629 581 2,498

Performance Materials 383 420 413 365 1,582

Valvoline 520 532 503 486 2,041

Total 1,538 1,605 1,545 1,432 6,121

Adjusted

EBITDA

Adjusted EBITDA1 Q4 14 Q3 14 Q2 14 Q1 14 Total Margin

Specialty Ingredients 147 142 130 111 529 21.2%

Performance Materials 31 53 49 33 166 10.5%

Valvoline 87 99 90 83 360 17.6%

Unallocated 7 4 3 9 23

Total 272 298 272 236 1,078

1 Quarterly totals may not sum to actual results due to quarterly rounding conventions. Calculation of adjusted EBITDA for each quarter has been reconciled within certain financial filings with the SEC and posted on Ashland’s website for each reportable segment.

Ashland Inc. and Consolidated Subsidiaries

Reconciliation of Non-GAAP Data

for the Fiscal Years ended September 30

($ millions, except percentages)

Sales[1]	2009	2010	2011	2012	2013
Previously as reported Sales	6,206	6,827	7,959	8,206	7,813
Adjustment for Water Technologies	(1,607)	(1,708)	(1,829)	(1,734)	(1,722)
Pro forma adjustment for PVAc	(41)	(44)	(52)	(12)	(1)
Adjusted Sales	4,558	5,075	6,078	6,460	6,090

Adjusted EBITDA[1]	2009	2010	2011	2012	2013
Previously as reported Baseline EBITDA	942	1,071	1,152	1,359	1,242
Adjustment for Water Technologies	(183)	(212)	(189)	(149)	(164)
Pro forma adjustment for Castings	(1)	(4)	(3)	(12)	(8)
Pro forma adjustment for PVAc	(8)	(5)	(5)	(1)	-
Adjusted Baseline EBITDA	750	850	955	1,197	1,070
Baseline EBITDA Margin	16.5%	16.7%	15.7%	18.5%	17.6%

[1] As reported figures for 2009 - 2011 include proforma adjustments for certain acquisitions and divestitures. See the November 15, 2011 Analyst Day Presentation for the reconciliation of the as reported figures to those reported under U.S. GAAP. For 2012 and 2013, refer to the respective year's fourth quarter Earnings Release presentation for the reconciliation to U.S. GAAP and the August 6, 2014 Form 8-K.

32

ASHLAND.

ASHLAND

With good chemistry great things happen.